

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2017

Ms. Elisa D. Garcia
Chief Legal Officer and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response Dated July 12, 2017**
> **File No. 1-13536**

Dear Ms. Garcia:

We have reviewed your July 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Important Information Regarding Non-GAAP Financial Measures, page 20

1. We have reviewed your response to comment 1. Please tell us in more detail how you plan to revise the 2016 Overview section in MD&A to ensure that the analysis of non-GAAP measures is not given undue prominence over the analysis of GAAP measures. Please ensure that the analysis of non-GAAP measures is not given undue prominence in your upcoming Form 10-Q.

Financial Statements

Consolidated Statements of Income, page F-4

2. We note that historically you presented impairments, store closing and other costs as a separate line item on the face of your income statement, while the gain on sale of real estate was netted with selling, general and administrative expenses. Excluding the unusually high number of store closings that occurred in 2016 and the related expense, we note that for the last several years the amount of impairments, store closing and other costs has approximated the amount of the gain on sale of real estate. Please tell us how you determined it was appropriate to present impairments, store closing and other costs as a separate line item but not to present the gain on sale of real estate as a separate line item. Also tell us how you complied with ASC 360-10-50-3. In future filings including your upcoming Form 10-Q, please present the gain on sale of real estate as a separate line item on the face of your income statement unless such gain is clearly immaterial. Refer to Rule 5-03 of Regulation S-X and ASC 360-10-50-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products